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Stuart Strauss stuart.strauss@dechert.com +1 212 698 3529 Direct +1 212 698 0452 Fax

April 28, 2017

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Lisa Larkin, Division of Investment Management

Re:	Morgan Stanley U.S. Government Securities Trust (the “Fund”) (File No. 2-86966; 811-3870)

Dear Ms. Larkin:

Thank you for your telephonic comments regarding the Fund’s registration statement on Form N-1A relating to disclosing variations to sales load waivers and discounts that would apply to investors that purchase shares through a single intermediary (or category of multiple intermediaries) to the Fund, filed with the Securities and Exchange Commission (the “Commission”) on January 27, 2017. The Fund has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Fund’s registration statement on its behalf. Below, we describe the changes made to the registration statement in response to the Commission staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes are expected to be reflected in Post-Effective Amendment No. 53 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about April 28, 2017.

COMMENTS TO THE PROSPECTUS

Comment 1.	Please add disclosure to the section of the prospectus entitled “Fund Summary” clarifying that the Fund is not a money market fund and does not qualify for money market fund tax treatment under federal regulations.

Response 1.          The disclosure has been revised accordingly.

Comment 2.	Please add disclosure that the Fund will provide shareholders at least 60 days’ notice prior to any change to its 80% policy.

Response 2.          The disclosure has been revised accordingly.

COMMENTS TO THE STATEMENT OF ADDITIONAL INFORMATION

Comment 3.	Please supplementally provide an explanation of the fourth to final paragraph in the section of the Statement of Additional Information entitled “Investment Advisory and Other Services—Rule 12b-1 Plan.”

Response 3.          Pursuant to Item 19(g) of Form N-1A, the Fund is required to disclose materials aspects of its Rule 12b-1 Plan, including “[t]he relationship between amounts paid to the distributor and the expenses that it incurs (e.g., whether the plan reimburses the distributor only for expenses incurred or compensates the distributor regardless of its expenses)” and “[t]he amount of any unreimbursed expenses incurred under the plan in a previous year and carried over to future years, in dollars and as a percentage of the Fund’s net assets on the last day of the previous year.” According to the terms of the Fund’s Plan of Distribution Pursuant to Rule 12b-1, expenses representing a gross sales credit may be reimbursed in the subsequent calendar year. The fourth to final paragraph in the section of the Statement of Additional Information entitled “Investment Advisory and Other Services—Rule 12b-1 Plan” clarifies the aforementioned expense may be reimbursed in a subsequent year (no other expenses in excess of the applicable 12b-1 fee caps will be reimbursed by the Fund through payments in any subsequent year).

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 (tel). Thank you.

Best regards,

/s/ Stuart M. Strauss

Stuart M. Strauss

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